LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of business and summary of significant accounting policies

Nature of Business

Latour Trading LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital LLC (the "Parent"). The Company's operations consist primarily of proprietary trading in, but not limited to, exchange-traded funds ("ETFs"), equities and futures in the United States and Canada. The Company trades for its own account and is a market-maker on the BATS Global Markets, Inc. ("BATS Exchange"), The NASDAQ Stock Market LLC ("NASDAQ"), and NYSE Arca, Inc. ("Arca") exchanges.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various securities exchanges, including Arca, which is its designated examining authority ("DEA") as of December 31, 2015.

The Company transacts business solely for its own account and not for the account of any customers.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the end of each business day. Futures contracts traded on a national securities exchange are valued at the last sales price at December 31, 2015.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of business and summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions and Futures Transactions

Securities and futures transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Exchange Rebates

The Company routes orders to national securities exchanges. Those exchanges charge fees for certain orders and provide rebates for others as described in each exchange's fee schedule. During 2015, the Company incurred $27,139,447 of exchange fees, which is included in Floor brokerage, exchange, and clearance fees in the Statement of Operations and received $6,270,743 of exchange rebates.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENTS

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2. Fair value measurements (continued)

The following table presents information about the Company's securities owned, at fair value and securities sold, not yet purchased, at fair value as of December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1) Balance as of December 31, 2015	
Assets (at fair value)		
Total investments in securities		
ETFs	$	524,263,589
Common Stock		31,201,616
Total	$	**555,465,205**
Liabilities (at fair value)		
Total securities sold short		
Common Stock	$	894,750,332
ETFs		144,051,739
Total	$	**1,038,802,071**

3. Futures contracts

The Company is subject to equity and commodity price risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the fair value of equities or other futures contracts. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded; the exchange's clearing house, as the counterparty to all exchange-traded futures, guarantees the futures against default. However, since the Company's futures positions are carried by a Futures Commission Merchant ("FCM"), the Company is exposed to counterparty risk related to the viability of the FCM.

Futures contracts are carried at fair value. Fair value for exchange traded futures is based on quoted market prices. Unrealized gains of $168,025 and unrealized losses of $4,270,444 for level 1 futures are included in the Principal transactions on the Statement of Operations. Unrealized gains and losses in futures are netted against each other and the net amount of $4,102,419 in futures transactions is included in the Receivable from clearing brokers on the Statement of Financial Condition at December 31, 2015. The Company's futures trading activities expose it to certain risks, such as price fluctuations, volatility risk, credit risk, and changes in the liquidity of markets. On the other hand, these activities are often hedges against risks in other financial instruments in which the Company has positions.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENTS

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3. Futures contracts (continued)

At December 31, 2015, the Company held the following futures contracts:

	Long exposure		Short exposure	
	Notional amounts	Number of contracts	Notional amounts	Number of contracts
Equity Index Futures Contracts	$ 455,899,908	4,416	$ 13,591,565	139

The Company's gains related to futures trading activities for the year ended December 31, 2015, in accordance with accounting standards related to futures instruments are $1,255,140,362. These gains are not representative of the Company's overall results because many of the Company's trading strategies utilize financial instruments across various product types. Accordingly, gains or losses in one product type frequently offset gains or losses in other product types. These gains are included in Principal transactions in the Statement of Operations.

4. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than two thousand, five hundred dollars for each security in which it makes a market (unless a security in which it makes a market has a market value of five dollars or less, in which event the amount of net capital shall be not less than one thousand dollars for each such security), with a maximum requirement of one million dollars. Based on the number of markets the Company makes, it is subject to having minimum net capital of $1,000,000. At December 31, 2015, the Company's net capital was $56,668,075, which was $55,668,075 in excess of its minimum requirement of $1,000,000.

5. Off-balance sheet risk

The Company maintains short positions in securities and futures contracts that may increase or decrease in value beyond the amounts reflected in the Statement of Financial Condition. Those increases may be mitigated somewhat by offsetting changes in the values of hedged or hedging positions in other financial instruments.

6. Receivable from clearing brokers

The amounts receivable from brokers arise in the ordinary course of business and are pursuant to clearing agreements with the clearing firms.

Amounts in Receivable from clearing brokers in the Statement of Financial Condition include cash, net amounts receivable for securities transactions that have not settled, and unrealized appreciation or depreciation from futures. Amounts due from brokers have been offset against amounts due to the same broker where the right of offset exists. At December 31, 2015, the amount reflected in Receivable from clearing brokers is primarily from one broker. The Company agreed to maintain a minimum net liquidating balance of $35,000,000 with this broker.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENTS

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7. Concentrations of credit risk

It is the Company's policy to review, as necessary, the creditworthiness of each counterparty. At this time, the Company does not consider itself to be at risk with respect to its cash balances.

8. Legal settlement

On September 30, 2015, the Company entered into a settlement with the SEC in which it consented to the entry of an order finding that Latour violated Section 15(c)(3) of the Securities Exchange Act of 1934, Rule 15c3-5 thereunder and Rule 611(c) of Regulation NMS. The order's findings related to intermarket sweep orders that Latour sent between October 2010 and August 2014. In connection with the settlement, the Company paid a penalty of $5,000,000, disgorgement of $2,784,875 and prejudgment interest of $268,564. The CBOE Stock Exchange and BATS Exchange investigations relating to the same subject matter were closed without further action following the SEC settlement.

9. Related party transactions

The Company has an expense sharing agreement with the Parent. Pursuant to this expense sharing agreement, the Company pays the Parent rent for office space and equipment, market data and connectivity fees, office and administrative support services, and other employee related expenses. In addition, the Company pays a system maintenance fee and a fixed dedicated line fee to the Parent, which is calculated monthly. For the year ended December 31, 2015, the total fees charged by the Parent were $6,891,379, which is reflected on the Statement of Operations. As of December 31, 2015, $681,679 is due to the Parent related to these expenses, which is included in Due to Tower Research Capital LLC amount on the Statement of Financial Condition.

The Company has entered into a contract, with the Parent, which provides for a portion of the Company's profits to be paid as an incentive fee. The annual incentive fee paid to the Parent begins at 17% of profits generated by the Company and increases upon meeting certain thresholds. During the year ended December 31, 2015, the Company incurred an incentive fee of $60,742,499, which is reflected in the Statement of Operations. At December 31, 2015, a related payable of $856,091 was included in Due to Tower Research Capital LLC amount on the Statement of Financial Condition.

10. Employee benefit plan

The Company co-sponsors a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company makes a matching contribution to the Plan at the discretion of the Parent. During the year ended December 31, 2015, there was a $80,708 contribution to the Plan.

11. Subsequent events

The Company made a $3,000,000 distribution to its Parent in January 2016. The Company also made a distribution of $2,000,000 to its Parent in February 2016.